19008783

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-65708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanwich Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Dock Street - 6th Fl.
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name - *if individual, state last, first, middle name*)

60 Crossways Park Drive West (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Daugherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanwich Advisors LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Feb 28, 2019 Notary Public

ANETA MAGIERA
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAZARS

Report of Independent Registered Public Accounting Firm

To the Members of Stanwich Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2015.

Woodbury, New York
February 28, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	216,364
Placement fees receivable		2,576,375
Other receivables		47,448
Property and equipment, net		45,901
Prepaid expenses		51,278
Security deposits		62,060
Other assets		1,765
Total Assets	$	3,001,191
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	21,360
Accrued discretionary bonuses		200,000
Deferred rent		20,343
Total Liabilities		241,703
Commitments and Contingencies		
Members' equity		2,759,488
Total Liabilities and Members' Equity	$	3,001,191

See accompanying notes to the Statement of Financial Condition

1. Summary of Significant Accounting Policies

Nature of Operations

Stanwich Advisors, LLC (the "Company") was formed as a limited liability company under the laws of the State of Connecticut. The liability of the members for the losses, debts and obligations of the Company is limited to their capital contributions. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company will continue for an indefinite period of time. The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Placement Fees Receivable

Placement fees receivable are typically due over an agreed upon number of years commencing upon the commitments of capital. There were no placement fees receivable past due on December 31, 2018 in accordance with the terms of the respective agreement. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of Clients. No allowance for doubtful accounts for the placement fees receivable was considered necessary at December 31, 2018. Placement fees receivable at January 1, 2018 was $4,722,433.

Other Receivables

Other receivables represent Client reimbursable expenses. Amounts are invoiced to Clients as incurred and generally reimbursed when the fund associated with the expenses closes. When deemed necessary, the Company recognizes an allowance for doubtful accounts based on historical experience, an individual account analysis, aging of the account balance and the expected recovery of amounts from various collection methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Revenue Recognition

Placement fee revenues are recognized as earned which is upon commitments of capital from investors identified by the Company, the price is fixed or determinable, and collection is reasonably assured. In the event it is decided capital will not be called, any related revenue previously earned by the Company would be written-off. The Company also recognizes consulting and advisory fees at the point in time that performance of obligations under the respective arrangements is completed. Such obligations include, but are not limited to, marketplace analysis, preparation of required placement memoranda, make ready of market presentations and initial investor introductions.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for Federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2015 through 2017 tax years are open for examination by Federal, state and local tax authorities.

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The most significant estimate in the financial statements is the allowance for doubtful accounts. Actual results could differ from estimates.

2. Property & Equipment

Property and equipment were comprised of the following at December 31, 2018:

Leasehold improvements	$ 449,590
Furniture and fixtures	179,612
Office equipment	85,650
	714,852
Less: accumulated depreciation and amortization	(668,951)
Property and equipment, net	$ 45,901

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by the Rule 15c3-1 was $174,661, which exceeded the net capital requirement by $169,661. At December 31, 2018, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.24 to 1.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 240.15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of the Company".

5. Commitments and Contingencies

Commitments
The Company leases office space pursuant to a seven-year lease, with a three-year extension provision, expiring in 2021, with a five-year renewal option thereafter. The lease provides for rental escalations, all of which have been straight-lined over the term of the lease. In addition, the Company leases office equipment and automobiles. At December 31, 2018, future minimum lease payments are as follows:

2019	$ 483,253
2020	456,924
2021	453,850
	$ 1,394,027

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Contingencies
The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2018, the Company was not involved in any such claims or lawsuits.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded insured limit. As of December 31, 2018, balances were below such insured limit.

The Company derives its revenue from a limited number of Clients. As of December 31, 2018, placement fees receivable from two Clients represented 95% of total placement fees receivable.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded insured limit. As of December 31, 2018, balances were below such insured limit.

The Company derives its revenue from a limited number of Clients. As of December 31, 2018, placement fees receivable from two Clients represented 95% of total placement fees receivable. For the year ended December 31, 2018, fees derived from three Clients was $1,210,250, or 80% of total revenues.

7. Recently Issued Accounting Pronouncements

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as *finance* or *operating* leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02, in the amount of $1,265,271.

Credit Losses
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments–Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans and other financial instruments. The standard will be effective for the Company for fiscal periods beginning after December 15, 2019, with early adoption permitted beginning December 15, 2018. The Company is currently evaluating the impact of this standard on its *financial* statements, including accounting policies, processes, and systems.

Adoption of New Accounting Standard
On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

8. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued. There have been no such subsequent events requiring disclosure in the accompanying Statement of Financial Condition.